Exhibit 99.1

BONUS BIOGROUP LTD.

CODE OF ETHICS AND BUSINSS CONDUCT

Initial adoption date:	___, 2026 (effective as of the date of initial listing of our American Depositary Shares on The Nasdaq Capital Market)
Date last updated:	N/A

IMPORTANT: This Code is designed to implement the laws to which we are all subject, but it may, in some aspects, go beyond legal obligations. In addition, this Code does not, and does not purport to, contain any legal advice. To the extent the laws applicable to you are more strict than the standards that apply to you pursuant to this Code, this Code is not purported to derogate from such laws and should not be understood as such. For the avoidance of doubt, in the event of any inconsistency between this Code and the local laws applicable to you, the latter will govern. Lastly, this Code is designed solely for the benefit of Bonus Biogroup and none of the provisions of this Code are intended to provide any rights or remedies to any person other than Bonus Biogroup and its successors and assigns (if any).

Our Code of Ethics and Business Conduct

The value of uncompromising ethics, honesty and integrity, strict compliance with applicable laws and full, fair and accurate disclosure are the foundations of the relationships of Bonus Biogroup Ltd. and its subsidiaries (together, “Bonus,” the “Company” or “we”) with customers, business partners, shareholders and the relationship among personnel within Bonus. Bonus is committed to promoting integrity, honesty and professionalism and maintaining the highest standards of ethical conduct in all of the Company’s activities. The Company’s business success is dependent on the Company’s reputation for integrity and fairness. We must, therefore, ensure that these values are a key element of the Bonus culture.

This Code of Ethics and Business Conduct, which we refer to as this “Code,” is intended to cause all of us, directors, officers and employees, to appreciate the importance we place on ethical business conduct and to map out the kind of company we want to be. In particular, the purpose of this Code is to establish policies and guidelines that deter wrongdoing and ensure that and/or promote:

●	honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships;

●	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the U.S. Securities and Exchange Commission (“SEC”), the Tel Aviv Stock Exchange (“TASE”) and in other public communications made by us;

●	compliance with applicable laws, rules and regulations;

●	that corporate opportunities are seized by Bonus (rather than by individuals for personal gain);

●	the confidentiality of information entrusted to our directors, officers and employees;

●	protection and proper use of Bonus’ assets;

●	enforcement and compliance with, including accountability for adherence to, this Code; and

●	prompt internal reporting of violations of this Code to an appropriate person or persons identified in this Code.

Who is subject to this Code?

This Code applies to all employees, officers and directors of Bonus, which we refer to from time to time as “we,” “you,” “Bonus personnel,” “Bonus people,” or “people of Bonus.”

Who should I contact if I have questions about this Code?

If you have any questions about this Code or if you face any dilemmas in connection herewith, please talk to your supervisor, the VP Finance, or, if appointed, the Chief Financial Officer (together, “CFO”), or any of the other resources identified in the section entitled “Report your Concerns and Non-Compliance” below, as applicable. Whenever you are in doubt as to the applicability of any provision of this Code, you should seek advice, and until then, abide by the stricter interpretation. Note: This Code contains several examples which are provided for illustration purposes only and are not, and should not be construed as, derogating from the general rules or guidelines set forth in this Code.

Will this Code be updated?

This Code may be modified or supplemented from time to time with the approval of our Board of Directors, in which case we will furnish to you (or upload to our website) the modification or supplement. We may also choose to issue from time to time additional policy memoranda that will further explain or clarify the standards and guidelines in this Code. The Company will report any changes to this Code to the full extent required by the rules of the SEC and the Nasdaq.

Where can I find this Code?

A copy of this Code is available on our website at https://bonus-bio.com/ or upon request from the CFO.

Integrity and Ethical Conduct

General

Ethics are a set of moral principles or rules of conduct. This Code and your compliance with it will assist you to distinguish between right and wrong, and to appreciate the manner in which we do business at Bonus. We expect that all Bonus personnel will uphold these principles. Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in their dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom they have contact in the course of performing their duties. Since this Code does not purport to provide answers to all questions that might arise, Bonus must rely on you to exercise common sense and good judgment of what is right; when in doubt, you are encouraged to seek guidance and express any concerns you may have regarding this Code.

Conflicts of Interest

A “conflict of interest” occurs whenever your personal or private interests (or the interest of a member of their family) interfere or may interfere in any way, or appear to interfere, with the interests of Bonus as a whole. Although you are generally free to engage in personal business and other activities outside Bonus’s ordinary business hours, this freedom is not unlimited and you should generally avoid conflicts of interest. Therefore, an employee, officer or director must avoid any action that may involve, or may appear to involve, a conflict of interest with the Company.

A conflict of interest can arise when you undertake actions or have interests that may make it difficult to perform work objectively and effectively, without considerations of self-interest and in accordance with the best interests of Bonus. Conflicts of interest may also arise when you or a member of your family receives improper personal benefits as a result of your position in Bonus, whether received from Bonus or a third party. If such a situation arises, you must disclose such potential conflict to the CFO for review (and, if you are an office holder, also to the Board). Disclosure of any potential conflict is the key to remaining in full compliance with this Code.

Can I receive or give gifts?

We recognize that small business gestures are part of doing business in a civilized way and that, when operating globally, sensitivity to cultural differences must be maintained. Nevertheless, you should apply common sense to any gratuity and, in any case, refuse any improper benefits, for yourself or for your relatives. If you receive gifts or favors of more than a nominal value (which nominal value will be communicated to you by the Company from time to time) from, or grant the same to, vendors, suppliers, customers or other business associates by any fellow employee or person providing or offering goods or services to the Company, you must promptly disclose the same to your supervisor who will advise you in writing whether the gift or entertainment is proper, based upon the standards set out in this Code; provided that receipt of advertising and promotional materials in the ordinary course of business is acceptable, unless you reasonably believe that receiving such promotional material may improperly influence your discretion when dealing with the grantor. Any offer to an employee, officer or director of a gift or other business courtesy that exceeds such nominal value, or that seems inconsistent with common business practices, should be immediately reported to the CFO. Any gift or entertainment determined to be improper must be returned, reimbursed or refused by you.

Notwithstanding the above, the laws of many jurisdictions limit, and often prohibit, giving gifts (even token gifts or Company-identified items) and other things of value to government officials (e.g., meals, travel and accommodations, entertainment, charitable donations made at the direction of a government official), their staff and the families of both. Bonus personnel must obtain specific prior written approval of the CFO when providing gifts or anything of value to such persons and comply with applicable law, any other policies and procedures established by their department. See also “Compliance with the Law,” below and, once available, our “Anti-Corruption Policy”.

Can I use my position to help friends or family members do business with Bonus?

All directors, officers and employees owe a duty to the Company to advance its interests when the opportunity arises. If your friend or family member represents a good business opportunity for us, you should report the conflict to your superior as described above and abstain from being unduly involved in the decision process. Please note that in some cases, such as if you are our director or executive officer, the matter may be brought for the consideration of our Audit Committee, Board of Directors or even the shareholders, as required by applicable law. See also “Conducting our Business – Corporate Opportunities” below.

Can Bonus provide me with loans?

We believe that, in general, providing loans or guarantees to Bonus personnel for personal reasons may present a conflict of interest. In general, we will not permit such loans to executive officers and directors.

Employee Relations and Non-Discrimination

The way that we treat each other and our colleagues affects the way we do business. All of us deserve a work environment where we are respected and treated with decency. This means, among other things, that:

●	we will not exploit any forced or involuntary labor;

●	we are committed to wage and benefit compensation in accordance with applicable laws;

●	each of us should respect the privacy of each other’s private lives and Bonus will require you to provide information only as required to operate effectively or otherwise required by law.

●	we are an equal opportunity employer, and we are committed to retaining the best individuals, without discrimination and regardless of their race, religion, national origin, gender, color, marital status, condition of pregnancy, disability, veteran status, or sexual orientation; and

●	we strive to maintain an atmosphere where employees are free from any physical, sexual, psychological or verbal harassment, and such conduct will not be tolerated.

In this respect, see also our “Sexual Harassment Policy”.

Environment, Safety and Health

Bonus is committed to conducting its business in compliance with all applicable environmental and workplace laws, regulations and permits in a manner that has the highest regard for the safety and well-being of its employees, customers, patients and the general public. Your health and safety as well as the health and safety of our prospective customers and prospective users of our products are paramount to us. Therefore, we are dedicated to providing a safe and healthy work environment and designing, manufacturing and distribution of safe products. If an employee’s work involves compliance with any environmental, safety and health laws, it is the responsibility of the employee to familiarize himself or herself with the relevant laws and regulations, including record keeping.

Accordingly, you should immediately report to your supervisor of any safety or environmental hazards in your workplace or in our products and accidents or injuries. In this respect, please also see our “Safety Policy” once available.

Full and Fair Public Disclosure

We are a Public Company

Bonus is a public company and our securities are listed for trading on the Nasdaq and TASE under the symbol “BONS.” This generally means that, in accordance with applicable laws (including exemptions):

●	we must keep our shareholders, prospective investors and the public at large, apprised of material information or developments concerning Bonus, regardless of whether or not they are adverse to us, and that our filings with the SEC, TASE and the Israeli Securities Authority be timely and accurate in all material respects; and

●	you cannot engage in “insider trading” or “tipping” of any sort.

Full, Fair, Accurate and Timely Disclosure

We need to ensure that public communications about any material events or developments concerning Bonus are full, fair, accurate, timely, understandable and broadly disseminated to the public in accordance with all applicable legal and regulatory requirements. You can assist us in achieving these goals by, among other things, complying with the following guidelines:

●	Be Accurate: If you are responsible for preparing our public disclosures, press releases, etc. or provide information to Bonus personnel who are part of this process, you should make sure that such disclosure or information is full, fair, accurate, timely and understandable. Each person involved in the Company’s disclosure process must be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting.

●	Coordinate Communications: We designated a limited number of spokespersons (currently, the Chairman, the CEO and Vice President of Innovation & Corporate Development) responsible for communication of material information or commenting on material developments and, if you are not one of those spokespersons, you shall not publicize, disclose or leak any non-public information or respond to inquiries on any material issue. Instead, you should refer any inquiry you receive to such designated spokespersons.

●	Keep Accurate Records: Bonus’ books and records, including financial statements and reports on which such financials are based, must accurately and fairly present all of Bonus’s transactions in reasonable detail. Each director, officer and employee who contributes in any way to the preparation or verification of the Company's financial statements and other financial information must ensure that the Company's books, records and accounts are accurately maintained. False and misleading entries in our books and records are strictly prohibited. Bonus personnel are expected to fully cooperate with our internal and external auditors and to refrain from altering or amending any documents or records which are created, sent or received in connection with an audit. Bonus strives to maintain records in accordance with all applicable statutory, regulatory and contractual requirements, as well as pursuant to prudent business practices. As such, Bonus personnel are prohibited from altering, destroying mutilating, concealing, covering up, falsifying or making a false entry in any record, document, or tangible object with the intent to impede, obstruct, or influence an investigation by appropriate governmental authority, or in relation to or contemplation of any such matter, or with the intent to impair the object’s integrity or availability for use in an official proceeding, otherwise obstructing, influencing or impeding any official proceeding or any attempts to do so.

No Insider Trading

In the course of your employment or other connection with Bonus, you may become aware of “material non-public information” about us. If you possess such information, you are likely to be subject to trading restrictions. This generally means that you are legally prohibited from trading in Bonus‘ securities or making recommendations to anyone (including your family and friends) based on such information, unless such information becomes public or otherwise becomes obsolete and stale. A violation of insider trading laws may lead to civil and criminal penalties against the Bonus employee, officer or director and Bonus will impose disciplinary action if it learns of a violation of this section by any Bonus personnel.

If you violate insider trading laws, both you and Bonus may be subject to severe civil and criminal penalties.

The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. Officers, members of our Board and employees may not, therefore, disclose such information to anyone outside the Company, including family members and friends. You should carefully review the Company’s Insider Trading Policy, once available, and abide by the guidelines set forth in the policy before engaging in any transactions involving the Company’s securities.

What is considered “non-public material” information?

Information is “non-public” if it has not been the subject of a Bonus press release or other disclosure document (such as Form 6-K or Form 20-F).

Information is “material” if it relates to the business and affairs of Bonus (or its subsidiaries) that (i) results in, or would reasonably be expected to result in, a change in the market price or value of Bonus’ securities or (ii) a reasonable investor would consider it important in making investment decisions.

Examples of material information include, but are not limited to:

●	major corporate acquisitions or take-over bids;

●	financial forecasts (increases or decreases);

●	commencement of significant litigation or updates in such significant litigation;

●	change in board of directors or senior management; or

●	possible award of significant contracts.

Insider trading laws may be quite complex. When in doubt, or if questions persist, all Bonus personnel are encouraged to obtain additional guidance from the CFO or even the input of our legal counsels when faced with tough questions before trading or “tipping.” In any event, we urge you to carefully read our Insider Trading Policy, once available, and abide by the guidelines set forth in the policy before engaging in any transactions involving the Company’s securities.

Compliance with the Law

Comply, Obey, Observe!

Bonus personnel are required to comply and strictly adhere to both the letter and the spirit of all Israeli and non-Israeli laws, rules and regulations that are applicable in any jurisdiction where Bonus conducts business.

Educate Yourself!

This Code does not summarize, nor does it intend to summarize, all laws, rules and regulations applicable to us or you. As our operations will become worldwide, we also must be receptive to the different local laws and rules that apply to our business. Thus, you should become familiar with the applicable laws and regulations that apply to the nature of your work or function.

Additionally, antitrust laws are intended to protect and promote free and fair competition. Both Israeli and U.S. antitrust laws may apply to the Company, as well as similar laws in any other jurisdiction in which the Company does business. A violation of antitrust laws is a serious offense. In the United States, it is not uncommon for individuals to be criminally prosecuted. The practice of prosecuting individuals is also developing in Israel.

International Business

Many of the countries in which Bonus operates (or will operate) have significantly different laws than those of Israel or the United States. Employees, officers and directors conducting international business must know and comply with the letter and the spirit of the laws of all countries where the Company does business. The Company will also be sensitive to the cultures and customs of the countries where it operates and respect the communities and environments where it does business.

If you have inquiries or doubts regarding any applicable laws, you should inquire with the CFO in order to verify that a particular action is not prohibited by applicable law.

Conducting Our Business

Corporate Opportunities

You are entrusted with a variety of resources and a wealth of information that Bonus used its best efforts to retain and build. Thus, you are expected to use such resources and information only to promote the business of Bonus and not for personal gain. In light of the foregoing, you are prohibited from taking for yourself or your associates and relatives, opportunities discovered through your position or the use of Bonus’s property, resources or information, without our prior approval. See also “Conflicts of Interest” above.

You owe a duty to advance our business interests when opportunity arises, and you are not allowed to engage in business competing with ours, unless you obtain the approval of the CFO or other appropriate corporate body. The following examples may be used to illustrate the foregoing:

●	If you are part of the purchasing team and become aware of a supplier of components or raw materials of the type used in Bonus’s products, who offers to supply them at a lower price and/or better quality than Bonus’ current supplier, you should report it to your superior.

●	If you are part of the research & development team and, during the course of employment, you make or conceive of an invention, improvement or other development related to Bonus’ business, the same should be reported to your superior.

Confidentiality

Our confidential information is proprietary to Bonus. If we fail to protect our proprietary rights and secret know-how, we would not be able to compete. If we fail to protect the proprietary rights and secret know-how entrusted to us by others, we would not be able to maintain business relationships. Thus, you must preserve and protect the confidentiality of information entrusted to you by Bonus, its business partners and customers, except where disclosure is properly authorized or legally mandated.

Where disclosure of confidential information of Bonus is authorized, it should be disclosed only under the protection of a written confidentiality/non-disclosure agreement, unless otherwise permitted by an authorized Bonus officer.

Confidential information includes all non-public information that might be of use to Bonus’ competitors, or harmful to Bonus or Bonus’ customers or vendors, if disclosed. When you receive a document entitled “confidential” or “secret,” you can assume that it is confidential to us or our business partner. However, in many cases, confidential information is not labeled as such.

To protect confidential information, it is Company policy that:

●	Confidential information should only be disclosed to Bonus personnel who need to use or access such information, on a “need to know” basis;

●	Confidential information should be marked with additional handling instructions;

●	Bonus personnel should be extra careful when (1) discussing (if at all, we recommend that you minimize such discussions) such information in elevators, taxicabs or any place where they can be overheard and (2) reading (if at all, we recommend that you avoid it) confidential documents in public places; and

●	Bonus personnel should be cautious when using the electronic-mail system, especially when sending an e-mail that contains classified or sensitive information. For example, before sending the “classified” e-mail, you are encouraged to double-check that the recipient is authorized to receive such classified information and that you obtain its exact e-mail address.

Use and Protection of our Assets

You must take care to safeguard Bonus’s assets. Bonus’ assets means tangible and intangible assets, including, without limitation, fixed assets, cash, securities, marketing plans, customer and supplier information, intellectual property, business and financial records.

Safeguarding Bonus’ assets includes protecting them from unauthorized use and restricting any use for unlawful or improper purpose. Theft, negligence and waste have a direct impact on our profitability, and you should do your best to ensure that Bonus’s assets are efficiently used.

All our assets, information and equipment are to be used only for legitimate business purposes and only by authorized employees, officers and directors or their designees. Any suspected incident of fraud or theft should be reported for investigation immediately.

Enforcement of this Code

Regardless of your role in Bonus or the magnitude of your decisions, you are accountable for your decisions and shall put this Code into practice. One of the reasons for our compiling this Code is to assist you in making the right decisions and in identifying the principal issues that you should consider. Yet, this Code cannot anticipate every possible issue that you may face, and your common sense must be utilized.

In instances where the proper and ethical course of action is unclear, you should seek your supervisor’s assistance, the CFO or even the input of our legal counsels when faced with tough choices.

We trust that you will do your best to comply with this Code, but please bear in mind that we may take appropriate disciplinary actions for violations of this Code, including but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities. Such disciplinary actions will be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and may include, but are not limited to, warnings, probations, fines, suspensions, demotions and even dismissals. Disciplinary actions may also extend to the violator’s supervisor, insofar as we determine that he or she was also at fault by his or her actions or inactions. Compliance with this Code may be subject to audit by the Internal Auditor and the Audit Committee of Bonus, who, in doing so, will be guided by this Code as well as principles of materiality and relevancy.

Report Your Concerns and Non-Compliance

You are encouraged to report violations

If you know of, or reasonably suspect, a violation of applicable laws, rules or regulations, or this Code or other policies of Bonus, including any evidence of fraud occurring in your region, business division or unit, and that involves any employee or agent of Bonus, you must promptly report such information to your supervisor, a member of senior management or the individuals or offices listed below, as you deem appropriate.

If the matter concerns accounting or auditing issues or if you believe that the nature of the matter requires reporting directly to the Audit Committee of Bonus’ Board of Directors (including in events where you believe that your supervisor or other personnel has not properly responded to such information), you shall report such matter directly to the Audit Committee.

Whistleblowers will be protected

Employees who make reports, in good faith, or assist in the investigation of suspected violations of applicable laws, rules or regulations, or this Code or other policies of Bonus, or regarding accounting or audit issues as described above, to our personnel or Audit Committee, as applicable, will be protected from retaliation, such as demotion or involuntary termination of employment, as a result of their reports.

An employee making the report may also elect to make the report on an anonymous basis, but such reports should be very detailed or include means to contact the reporting person.

Every reported allegation of illegal or unethical behavior will be thoroughly and promptly investigated. Confidentiality of such reports will be protected, subject to applicable law, regulation or legal proceedings.

Bonus will not fire, demote, threaten, harass or discriminate against any employee solely because he or she provided information, caused information to be provided or otherwise assisted in an investigation regarding any conduct by Bonus or any Bonus personnel that he or she reasonably believes to constitute a violation of any laws applicable to Bonus.

Relationship to other policies and laws

This Code of Ethics and Business Conduct is designed to ensure that you are committed to ethical business conduct and legal compliance. However, the standards embedded in this Code are not the exclusive source of guidance and information on our expectations and should be read together with other laws and policies applicable to you, whether you are an employee, officer or director.

Waivers of this Code

Any waiver of this Code for executive officers and directors of Bonus Biogroup Ltd. may be made only by the Company’s Board of Directors (or, if so authorized by the Board, a committee thereof). Any such waiver must be disclosed to the Company’s shareholders in accordance with applicable law (including SEC and Nasdaq rules).

With respect to any other Bonus personnel, a waiver requires the approval of the Chairman, CEO or CFO.

LIST OF CONTACTS

CFO: Bonus Biogroup Ltd., Matam Advanced Technology Park, P.O.B. 15143 Haifa 31905, Israel. Email: _______. Fax: 972-_________. Attn: Chief Financial Officer/ VP Finance.

Audit Committee: Bonus Biogroup Ltd., Matam Advanced Technology Park, P.O.B. 15143 Haifa 31905, Israel. Email: _______. Fax: 972-________. Attn: Chairman of the Audit Committee.

ACKNOWLEDGMENT AND CONSENT TO
CODE OF ETHICS AND BUSINESS CONDUCT

By signing below, the undersigned acknowledges the following:

1.	The undersigned has received a copy of the Code of Ethics and Business Conduct (the “Code”) adopted by Bonus Biogroup Ltd. (the “Company”), and has read and understands the Code.

2.	The undersigned agrees to comply with the Code.

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